Exhibit 99.1

NEWS RELEASE

Fortuna successful in obtaining permanent injunction
for San Jose Mine EIA, Mexico

Vancouver, March 14, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to report that the Mexican Federal Administrative Court (the “Court”) has granted a permanent injunction to Compañía Minera Cuzcatlan (“Minera Cuzcatlan”), Fortuna’s Mexican subsidiary, which allows the San Jose Mine to continue to operate under the terms of the 12-year environmental impact authorization (“EIA”).

Jorge A. Ganoza, President, CEO and Director of Fortuna, commented, “Once again, the Court has agreed with our legal arguments and has granted us protection against this troubling and repeated attempt by SEMARNAT to affect an EIA they themselves granted to the Company only 13 months ago”. Mr. Ganoza added, “We are extremely encouraged by the Court’s decision, which is consistent with our view that the 12-year EIA is in material compliance with all applicable laws. The injunction allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until this matter is finally resolved.”

Minera Cuzcatlan initiated legal proceedings (the “Legal Proceedings”) to contest and revoke the annulment of the EIA in response to the resolution issued by the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”). SEMARNAT is re-assessing the 12-year extension to the EIA for the San Jose Mine that it granted to Minera Cuzcatlan in December 2021 (refer to Fortuna news releases dated December 20, 2021, January 5 and January 25, 2023). The grant of the permanent injunction in favor of Minera Cuzcatlan allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the Court has ruled on the revocation of the EIA.

Minera Cuzcatlan is in full compliance with all material environmental laws and continues to operate under the terms of the EIA. The Company continues to work with communities from the surrounding area in relation to the mine to enhance and expand the social benefits in the region. The San Jose Mine is the single largest employer in the region of Valles Centrales and provides direct employment to over 1,200 people. The Company has sustainable development initiatives with various neighboring communities and works with over 150 small local enterprises.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:
Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the legal proceedings initiated by Minera Cuzcatlan to contest and revoke the annulment of the EIA; the likelihood of success in the legal proceedings; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “intended”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, factors beyond our control, including but not limited to, the ability of Minera Cuzcatlan to successfully contest and revoke the resolution issued by SEMARNAT; changes in laws, rules or regulations and other challenges discussed in our public filings; changes in general economic conditions and financial markets; the continued rising rates of global inflation which impact the costs of operations; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; the imposition of capital controls in countries in which the Company operates; the continuance of currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the Company will be successful in revoking the resolution issued by SEMARNAT; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 and other geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.